Exhibit (h)(15)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92260

April 1, 2007

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, California 92260

Re:	All Asset All Authority Portfolio

Dear Sirs:

This agreement dated April 1, 2007 (the “Agreement”) amends and restates the Expense Limitation Agreement between PIMCO Variable Insurance Trust (the “Trust”) on behalf of its All Asset All Authority Portfolio (the “Portfolio”) and Pacific Investment Management Company LLC (the “Adviser”), dated May 24, 2005, (the “Former Agreement”). This will confirm the Agreement between the Trust and the Adviser as follows:

1. The Trust is an open-end investment company, consisting of multiple series, which may offer multiple Classes of shares. This Agreement pertains to each Class of the Portfolio. The Portfolio is a “fund of funds,” investing primarily in the Institutional Class shares of series of PIMCO Funds or other funds in the same group of investment companies (the “Underlying Funds”).

2. Pursuant to an Investment Advisory Contract between the Trust and the Adviser, the Trust has retained the Adviser to provide the Portfolio with investment advisory and other services.

3. Each Class of the Portfolio shall be entitled to a waiver of the fees it pays under the Investment Advisory Contract if the total fees paid by the Underlying Funds in any year under the Investment Advisory Contract and Administration Agreement (the “Underlying Fund Fees”), exceed 0.69% of the total assets invested in the Underlying Funds (the “Expense Limit”).

4. If the Underlying Fund Fees in any fiscal year exceed the Expense Limit, the Adviser shall waive a portion of its advisory fee equal to the amount over which the Underlying Fund Fees exceed the Expense Limit (the “Excess Amount”).

5. Each month, the Underlying Fund Fees for each Class of the Portfolio shall be calculated based on Underlying Fund Fees for each day of that month, and then totaled for such month and annualized. If the annualized Underlying Fund Fees for any month of a Class of a Portfolio exceed the Expense Limit, the Adviser shall waive or reduce its fee due and payable pursuant to the Investment Advisory Contract for such month.

6. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the advisory fees waived or reduced with respect to the previous fiscal year shall equal the Excess Amount.

7. If in any month during which the Investment Advisory Contract is in effect, the Underlying Fund Fees of any Class of the Portfolio for that month are less than the Expense Limit, the Adviser shall be entitled to reimbursement by the Portfolio of any advisory fees waived or reduced pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six (36) months, to the extent that the Underlying Fund Fees plus the amount so reimbursed does not exceed, for such month, the Expense Limit, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed to the Adviser.

8. Nothing in this Agreement shall affect the right of the Adviser to continue to be reimbursed under Paragraph 7 of the Former Agreement for any advisory fees waived during the previous 36 months to the extent that the Underlying Fund Fees calculated in the manner described in Paragraph 5 of the Former Agreement, plus the amount reimbursed does not exceed, for such month, the Expense Limit, as that term is defined in the Former Agreement (0.69%).

9. This Agreement shall become effective on April 1, 2007, shall have an initial term through December 31, 2007, and shall apply for each fiscal year thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless the Adviser provides written notice to the Trust at the above address of the termination of this Agreement, which notice shall be received by the Trust at least thirty (30) days prior to the end of the then-current term. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

10. Nothing herein contained shall be deemed to require the Trust or the Portfolio to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Portfolio.

11. Any question of interpretation of any term or provision of this Agreement, including but not limited to the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract or the 1940 Act.

12. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

13. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to each series individually and not jointly. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to each series individually and not jointly, as provided in the Trust’s Declaration of Trust dated October 3, 1997, and as amended from time to time.

14. This Agreement constitutes the entire agreement between the Trust on behalf of the Portfolio and the Adviser with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and the Adviser.

If the foregoing correctly sets forth the agreement between the Trust and the Adviser, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO Variable Insurance Trust

By:	/s/ Ernest L. Schmider
Name:	Ernest L. Schmider
Title:	President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	Managing Director